Exhibit 99.7

NICE Actimize Positioned as Highest-Scoring Vendor in
2023 Quadrant Knowledge Solutions SPARK Matrix Anti-Money Laundering Report

Scoring highest across both Technology Excellence and Customer Impact metrics, NICE Actimize’s
AML solution mitigates money laundering risk across the customer life cycle

Hoboken, N.J., June 13, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the highest-scoring AML solutions vendor across both Technology Excellence and Customer Impact metrics in its recently released 2023 “SPARK Matrix™ Anti-Money Laundering (AML) Solution” report. The Quadrant Knowledge Solutions study provides competitive analysis and a ranking of the leading anti-money laundering vendors in the form of its proprietary SPARK Matrix.

Marking the fourth consecutive year for NICE Actimize’s leadership in the Quadrant Knowledge Solutions SPARK Matrix™ for AML, a complimentary copy of the 2023 report may be downloaded by clicking here.

Positioning NICE Actimize as the 2023 top performer in the global anti-money laundering solutions market, the Quadrant Knowledge Solutions report noted, “NICE Actimize's AML solution helps FIs mitigate money laundering risk across the customer life cycle. The company follows an entity-centric approach to financial crime risk management, allowing organizations to get a holistic picture of each customer and their risks to mitigate money laundering activity.”

According to the Quadrant Knowledge Solutions report, “NICE Actimize’s Suspicious Activity Monitoring (SAM) solution delivers a multi-layered approach, layering rules with next generation analytics and network analytics to enhance monitoring and detection of suspicious activity. Using multiple detection layers, SAM provides extensive financial crime capabilities to ensure organizations are fully protected against known red flag typologies. Using the next generation analytics, SAM drives intelligent entity segmentation, detection optimization, and identifies anomalous behavior and suspicious network risk, with machine- learning- driven predictive assessment of alerts.”

“As technologies continue to evolve, NICE Actimize has continued to utilize the latest advances in artificial intelligence and machine learning to meet the compliance needs of financial institutions,” said Vaishali Moitra, Analyst, Quadrant Knowledge Solutions. “The company has invested in an effective, multi-layered strategy that implements joint rules and an AI/ML system to address evolving and emerging financial crime threats to ensure organizations remain fully compliant. With these advancements, NICE Actimize achieves a leadership position in the SPARK Matrix: Anti-Money Laundering (AML) report.”

“NICE Actimize’s advanced anti-money laundering solutions enable end-to-end coverage to effectively monitor suspicious activity while ensuring that financial institutions are always up to date with regulatory compliance requirements,” said Craig Costigan, CEO, NICE Actimize. “We protect financial services organizations by providing a single integrated view of customer risk for more precise customer lifecycle risk management.”

The Quadrant Knowledge Solutions SPARK Matrix report also noted, “NICE Actimize offers real-time entity risk scoring capability in its X-Sight Entity Risk solution, helping financial institutions have an always accurate profile of their customers and a single trust score to understand how trustworthy their customer is. X-Sight Entity Risk ingests risk signal data from a multitude of sources including AML, Fraud and external data sources to consolidate the entity risk profile and derive a single entity trust score.”

For additional information, please read more about NICE Actimize’s anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.